Exhibit 99.1

 January 2023 I Nasdaq: MDWD  Non-Surgical Biological Solutions for Tissue Repair & Regeneration

 2  Cautionary Note Regarding Forward-Looking Statements  This presentation contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act and other securities laws, including but not limited to the statements related to the commercial potential of our products and product candidates, the anticipated development progress of our products and product candidates, and our expected cash runaway. In some cases, you can identify forward-looking statements by terminology such as “believe,” “may,” “estimate,” “continue,” “anticipate,” “intend,” “should,” “plan,” “expect,” “predict,” “potential,” or the negative of these terms or other similar expressions. Forward-looking statements are not historical facts, and are based upon management’s current expectations, beliefs and projections, many of which, by their nature, are inherently uncertain. Such expectations, beliefs and projections are expressed in good faith. However, there can be no assurance that management’s expectations, beliefs and projections will be achieved and actual results may differ materially from what is expressed in or indicated by the forward-looking statements. Important factors that could cause such differences include, but are not limited to the uncertain, lengthy and expensive nature of the product development process; market acceptance of our products and product candidates; the timing and conduct of our studies of our product candidates; our ability to obtain marketing approval of our products and product candidates in the U.S. or other markets; our expectations regarding future growth, including our ability to develop new products; risks related to our contracts with BARDA; our ability to maintain adequate protection of our intellectual property; competition risks; and the need for additional financing. These and other significant factors are discussed in greater detail in MediWound’s annual report on Form 20-F for the year ended December 31, 2021, filed with the Securities and Exchange Commission (“SEC”) on March 17, 2022, and other filings with the SEC from time-to-time. These forward-looking statements reflect MediWound’s current views as of the date hereof and MediWound undertakes, and specifically disclaims, any obligation to update any of these forward-looking statements to reflect a change in their respective views or events or circumstances that occur after the date of this release except as required by law  Certain studies and data presented herein have been conducted for us by other entities as indicated where relevant. Intellectual property, including patents, copyrights or trade secret displayed in this presentation, whether registered or unregistered, are the intellectual property rights of MediWound. MediWound's name and logo and other MediWound product names, slogans and logos referenced in this presentation are trademarks of MediWound Ltd. and/or its subsidiaries, registered in the U.S.A., EU member states and Israel.  NexoBrid development has been supported in part with federal funding from U.S. Biomedical Advanced Research and Development Authority (BARDA), Administration for Strategic Preparedness and Response (ASPR), within the U.S. Department of Health and Human Services (HHS), under ongoing USG Contract numbers HHSO100201500035C and HHSO100201800023C. Contract number HHSO100201500035C provides funding and technical support for the pivotal U.S. Phase 3 clinical study (DETECT) and the marketing approval registration process for NexoBrid as well as its procurement and availability under the expanded access treatment protocol (NEXT) in the U.S. Additional projects for evaluation of NexoBrid funded under the BARDA contract include randomized, controlled pivotal clinical trial for use in pediatric population, establishment of a pre-emergency use data package and development of the health economic model to evaluate the cost savings impact to enable market adoption in the United States.  We maintain our books and records in U.S. dollars and report under IFRS.

 3  Company Highlights  Diversified portfolio  Global strategic collaborations  cGMP certified sterile manufacturing facility  Solid balance sheet  & strong investor base  NexoBrid® - 2022 revenues: $26-27M EscharEx® - $2B* opportunity  Validated enzymatic technology platform  FDA/EMA/PMDA approvals  14 successful clinical trials  120+peer reviewed publications  Provides capacity to scale revenue growth  BARDA, Vericel, DoD (US), Kaken (JP), BSV (IN)  $42M cash  Runway through 2025  *TAM - targeted addressable market; Source: Oliver Wyman market research

 4  Leadership Team  Nachum (Homi) Shamir  Chairman of the Board  Ofer Gonen  Chief Executive Officer  Dr. Ety Klinger  Chief R&D Officer  Tzvi Palash  Chief Operating Officer  Boaz Gur-Lavie  Chief Financial Officer  Dr. Robert J. Snyder  Chief Medical Officer  Prof. Lior Rosenberg  Founder, Medical Director

 5  Proprietary Enzymatic Technology Platform  Pineapple stem harvest  Protein  extraction  Purification, enrichment, stabilization  Complex mixture of proteolytic enzymes  Images modified from Labster theory and bioinfo  Healthy skin  Damaged skin  Selective enzymes target only non-viable tissue  Viable tissues preserved; healing begins  Clinically and commercially validated   protein-based therapies

 6  Multibillion Dollar Portfolio  Indication: Eschar removal of deep partial and full thickness burns  Classification: Orphan biological drug  Target users: Hospitalized patients  Substantial U.S. government support  Development status: FDA/EU/JP approved  NexoBrid®  Disruptive therapy for burn care   Indication: Debridement of chronic / hard-to-heal wounds  Classification: Biological drug  Optimized for outpatient setting  Development status: Phase III ready  EscharEx®   Next-gen enzymatic therapy for wound care**  Indication: Treatment of non-melanoma skin cancers   Classification: Biological drug  Optimized for outpatient setting  Development status: Phase I/II   MW005   Biotherapy for non-melanoma skin cancers**  Pipeline  Commercial  *TAM - targeted addressable market; Source: Oliver Wyman market research  **Investigational drug  TAM* (U.S.):  >$2B  >$200M  TAM* (U.S.):  >$1B  TAM* (U.S.):  Pipeline

 7  Upcoming Milestones  2023  Phase I/II results  MW005   Phase I/II data  2024  NexoBrid®  EU Pediatric label extension approval   FDA approval  FDA Pediatric label extension submission     Marketing approval in JP/ IN  US commercial launch     Meetings with FDA  EscharEx®   CHMP Scientific advice  Phase III initiation  Phase II results  JP commercial launch

 Financial Highlights  8  * Cash, cash equivalents and short-term bank deposits; cash amount takes into account the receipt of $7.5M milestone from Vericel upon BLA approval  $42M in cash* as of December 31, 2022  Cash runway - through 2025  Strong investor base  BALANCE SHEET  2022 revenues of ~$26-27M NexoBrid is profitable  2023 Product revenues >75% growth  2023 Product gross margin >50%; scale-up drives further increase  REVENUES  Global expansion via strategic collaborations (Vericel, Kaken, BSV, GAG)  Up to $211M support by BARDA  EU direct sales force  (CAGR >20%)  COMMERCIALIZATION  MDWD  ANALYSTS:  Josh Jennings, MD, Cowen  Jacob Hughes, Wells Fargo  Francois Brisebois, Oppenheimer  Swayampakula Ramakanth, PhD, HCW  David Bouchey, Aegis  Jason McCarthy, Ph.D, Maxim

 Early, effective and selective non-surgical eschar removal for severe burns  Globally approved: FDA, EU, JP, IN; 11,000 patients  Validated & commercialized

 10  Clear Unmet Need for Early, Effective and Selective Non-Surgical Eschar Removal in Severe Burns  Eschar Removal is the  1st Critical Step in Burn Care  Loss of healthy tissue & blood  Current Practice* is   Traumatic & non-selective  Prevents local infection and sepsis  Eschar  Requires surgical team, operating room  Challenging  in delicate areas   Avoids further deterioration and scarring  Enables initiation  of wound  healing  Allows visual assessment of wound bed  *current non-surgical eschar removal has limited efficacy, and requires multiple dressing changes

 11  Indicated for eschar removal of deep-partial & full-thickness thermal burns  A sterile mixture of proteolytic enzymes  Effectively removes eschar within  4 hours without harming viable tissue or blood loss  Allows for early visual assessment of the wound  Before  After  Disruptive Bioactive Therapy for Burn Care  Significantly reduces need for surgery & improves patient outcomes  Easy-to-use, topical application at patient’s bedside

 12  NexoBrid® - Phase III Studies Demonstrate Superiority  Incidence of complete eschar removal   P<0.0001  Time to complete eschar removal   P<0.0001  NexoBrid N=75  SOC N=75  1.0  0.5  0.0  0  10  20  30  40  Incidence of surgical eschar removal  P <0.0001  Blood loss  P<0.0001  NexoBrid®  SOC  SOC®  NexoBrid®  SOC  NexoBrid®  Gel Vehicle  [N=175]  [N=175]  [N=175]  [N=175]  Consistent with EU Phase III study & pediatrics Phase III study  No safety issues after  24 month follow-up  Non-inferiority in time to complete wound closure & scarring  NexoBrid®  SOC  815ml  14ml

 Next-Generation Enzymatic Debridement for Wound Care  Superior to SOC -  Sets a new bar for efficacy  De-risked: based on a validated technology  Targets $2b market opportunity

 Modalities by Efficacy and Convenience  Modalities by Wound Type (U.S.)*  Efficacy  Trained Specialist  Untrained HCP/ Nurses   Ultrasonic  Versajet  Biological  Sharp  Enzymatic  Autolytic  29%  29%  Legend  14  Approaches in Chronic Wound Debridement are abundant but sub-optimal   *Source: OW Primary Research (6/2022) | VLU – Venus Leg Ulcers | DFU – Diabetic Foot Ulcer

 15  Indicated for debridement of chronic and  hard-to-heal wounds  Investigational drug containing a sterile mixture of proteolytic enzymes  Debrides chronic wounds in 4-6 daily applications  Next-Generation Enzymatic Debridement - Wound Bed Preparation within a Week   Inline with current treatment workflows and reimbursement landscape  Easy to use, daily topical application for outpatient setting  Extended IP protection  *Investigational Drug, not approved in any jurisdiction  *Investigational Drug, not approved in any jurisdiction  VLU  Before  After  Before  After  DFU  ®

 16  Average # of applications  Time to complete debridement EscharEx - 9 days vs. NSSOC - 59 days  P<0.001  P = 0.016  # of Days  EscharEx  NSSOC  % of subjects  Incidence of complete debridement  EscharEx vs. Non-Surgical SOC  Incidence of complete debridement  P <0.001  No safety issues | Consistent with two additional phase II studies  Current enzymatic treatment has limited efficacy and is slow acting  EscharEx® Phase II Studies - Highly Efficacy vs. SOC  Primary Endpoint  P = 0.004  EscharEx®  Gel Vehicle  EscharEx®  NSSOC  EscharEx®  NSSOC  N = 46  N = 43  N = 46  N = 30  N = 29  N = 21

 17  *Source: OW Primary Research (6/2022)  29%  55%  Market potential growth  EscharEx® anticipated to draw share from all other debridement modalities  2.1M patients  VLU: 1.0M | DFU: 1.1M  400K patients  1.3M patients  VLU: 560K   DFU: 770K  2022 Epidemiology Estimate  TAM - $2B   30% expected market share  70% eligible debridement   EscharEx® U.S. Market Opportunity  Cost of treatment: 1,500-1,800$*

 Novel biotherapy for Non-Melanoma Skin Cancer  MW005  Effective and safe topical application  BCC is the most diagnosed skin cancer in the US

 19  Novel Biotherapy for Non-Melanoma Skin Cancer  MW005  Before  After  The Market  4.3M annual cases of Basal Cell Carcinomas diagnosed in the US   Surgery is the SOC; topical products have high AEs & recurrence rates  The Product  Investigational drug containing a sterile mixture of proteolytic enzymes  Easy to use, high potency, 5-7 topical applications   US Phase I/II study, demonstrated efficacy, safety and tolerability  MW005

 $26-27M revenues mainly from  non-products  NexoBrid® FDA approved  $42M in cash*  Robust EscharEx® Phase II results  20  Why MediWound?  2022  2023  2025  2026  EscharEx®  Phase III initiation  Scale-up manufacturing facility  NexoBrid®  Product revenue growth  >75%  $40-50M Revenues from products  Additional revenues (BARDA, DoD)  Gross Margin >60%  EscharEx® approval  Cashflow positive  >$100M   Revenues with contribution from EscharEx®  * Cash amount takes into account the receipt of $7.5M milestone from Vericel upon BLA approval